Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

August 31, 2011

VIA EDGAR

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

              Re:    Alliance Petroleum Corporation (the “Company”)

                        Amendment No. 4 to Registration Statement on Form S-1

Filed August 26, 2011

                        File No. 333-171123

Dear Mr. Schwall:

Pursuant to the staff’s comment letter dated August 9, 2011, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 4 to the Company’s Form S-1 was filed with the Commission via EDGAR on August 31, 2011.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  The page numbers below reference the redlined Amendment No. 2 to the Company’s Form S-1.

General

1.

Where comments on one section affect disclosure in another section, please make conforming changes to all affected disclosure.

Company response:  The Company acknowledges the forgoing comment and has changes all sections affected of the Form S-1 where one change has been made.

2.

Please provide relevant updates with each amendment.  For example, and without limitation, we note that the information in your beneficial ownership table that begins

on page 35 is provided as of June 13, 2011.   Please revise your filing to provide such information as of the most recent practicable date.  See Item 403 of Regulation S-K.

Company response:  The Company has updated such information to the most recent practicable date.

3.

We note your response to prior comment 2 from our letter dated June 29, 2011, and reissue such comment in part.  Please revise your filing to disclose the information that you provided in your response to comment 3 from our letter dated March 7, 2011.

Company response:  The Company has added the following text to Page 22:

Mr. Ijaz has not has any intention to, and has no present intention to, agree to purchase Alliance Petroleum shares or serve as an officer or director of Alliance Petroleum at least in part due to a plan, agreement, or understanding that he would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity.

4.

We note your response to prior comment 3 from our letter dated June 29, 2011, and reissue such comment.  It appears that your response is limited to companies for which Mr. Puzzo served as an officer or director.  Please expand your response to address any company for which Mr. Puzzo served as legal counsel that meets any of the criteria set forth in such prior comment 3.  In addition, please add risk factor disclosure, as applicable.

Company response:  As Mr. Puzzo explained in a telephone conversation with the staff on August 17, 2011, he has only provided legal opinions regarding the validity of the issuance of securities being registered to other issuers and has no personal knowledge about the veracity of disclosures such issuers have made or about the operations of such companies.  Since Mr. Puzzo is only a legal advisor to the Company and not in any way related to the Company, its officers or directors, the Company does not believe that a risk factor about Mr. Puzzo’s representation of other issuers is relevant to the Company, any more that it would be for any other professional advisors to the Company.

5.

We note your response to prior comments 4 and 5 from our letter dated June 29, 2011.  Please revise your filing to provide consistent disclosure regarding your liquidity, use of proceeds, and plan of operations.  For example, and without limitation, please address the following items:

• We note your statement in your response that “no proceeds of the offering will be applied to [the company’s] plan of operations” and your similar statement at page 4 of your filing.  However, this does not appear to be consistent with your disclosure at page 13 regarding your use of proceeds.  Please advise or revise.

• Your plan of exploration on page 22 does not appear to be consistent with your plan of exploration described at page 5.  For example, and without limitation, at page 5 you reference exploratory drilling that you expect will cost $65,000, but it is not clear how such drilling is reflected in your table at page 22.

• You indicate at page 29 that if you do not obtain the maximum or less than 50% of the maximum proceeds, you may need to borrow additional funds to continue your business plan within the next twelve months.  However, such disclosure does not appear to be consistent with your disclosure elsewhere in your filing, including, without limitation, your disclosure at page 4 that your complete 12-month plan of operation would require you to raise additional funding.  Please revise.

• We note your statement at page 30 that “[you] cannot provide any assurance that [you] will be able to raise sufficient funds to proceed with any work after the first two phases of the exploration program.”  This statement suggests that you have adequate funds to complete your first two phases of your exploration program, which is not consistent with your disclosure elsewhere in your filing.  Please revise.

• Your revised exploration plan on page 22 includes work that would appear to apply to a mineral exploration company, but not an oil and gas exploration company.  For example, and without limitation, we note your reference to rock sampling and assaying.  Please advise.

Company response:  On page 13, the Company has revised “our offering of 500,000 shares of common stock will only be partially financed by the above use of proceeds . . . .” to “our offering of 500,000 shares of common stock will not be financed by the above use of proceeds . . . .”

On pages 5 and 7, the Company has changed the drilling costs from $65,000 to $240,000.  The drilling is reflected in the table under Phase 3,

On page 29, the Company has deleted the sentence “If we do not obtain the maximum or less than 50% of the maximum proceeds, we may need to borrow additional funds to continue our business plan within next twelve months,” and replaced such sentence with the text, “The $100,000 we plan to raise in this offering will not be applied to the exploration activities identified in our 12-month plan of operation on page 28.  Our complete 12-month plan of operation for exploration contemplates exploration activities requiring funding of $471,500.”

On page 30, the Company has disclosed that “We will require additional funding of approximately $25,750 to proceed with phase 1.  We cannot provide any assurance that we will be able to raise sufficient funds to proceed with any work for phase 1 of the exploration program.”

On page 31, the Company has added the clause “In additional to requiring $25,750 for phase 1,” to the sentence, “We will require additional funding of approximately $471,500 to proceed with phases 2 and 3 work on the Property.”

On page 30, the Company has added the text, “Even if we are successful in raising sufficient funds to proceed with and work for and complete phases 1 and 2, and the results of phases 1 and 2 are such that it is economically feasible to commence with phase 3,” preceding the sentence which states, “We cannot provide any assurance that [you] will be able to raise sufficient funds to proceed with any work after the first two phases of the exploration program.”

6.

We note your revised disclosure at page 22 that your exploration program costs are management’s estimates based upon the recommendations of Nathan Guan.  However, we also note that it does not appear that Mr. Guan has any training or experience with respect to the oil and gas industry.  Please add related risk factor disclosure.

Company response:  The Company has added risk fact disclosure related to Mr. Guan on page 9, including text which states, “While Mr. Guan has worked for one year as a Junior Technician for Barrick Gold Corporation and is currently a student majoring in Mining Engineering at the University of British Columbia, Mr. Guan does not any training or experience with respect to the oil and gas industry.”

7.

We note that your Use of Proceeds table suggests that you will not conduct any geological surveys with the proceeds from this offering unless one hundred percent of the shares are sold.  Please provide such information in your prospectus summary.

Company response:  The Company has inserted the following text in the Prospectus Summary on page 4:  “We will not conduct any geological surveys with the proceeds from this offering unless one hundred percent of the shares are sold.”

8.

We note your response to prior comment 8 from our letter dated June 29, 2011, and reissue such comment.  In that regard you indicate in your response that you have deleted the text “As such, it is possible that a creditor could attach your subscription which could preclude or delay the return of money to you.”  However, it appears that such text has not been removed from page 13 of your prospectus.  Please revise.

Company response:  On page 13, the Company has deleted the text, “[a]s such, it is possible that a creditor could attach your subscription which could preclude or delay the return of money to you.”

9.

We note your statement that “[you] expect commencing with phase II in spring 2011.”  Please provide updated disclosure.

Company response:   On page 29, the Company has revised such dated to spring 2012.

10.

Please disclose your anticipated source of funds for the purchase of producing oil or gas properties that you reference at page 29.

Company response:  On page 29, the Company has disclosed that, “[w]e will require additional funding to make such purchase.  We have no current plans on how to raise the additional funding.”

Directors, Executive Officers, Promoters and Control Persons, page 34

11.

We note your response to comment 7 in our letter dated June 29, 2011.  Please disclose whether Mr. Guan is independent.  In addition, your disclosure at page 35 that Mr. Ijaz is your sole director is not consistent with your disclosure that you have two directors.  Please revise.

Company response:  The Company has not disclosed on page 34 that Mr. Guan is independent and added the text, “Nathan Guan, also one one of our directors is independent under the independence standards of the Nasdaq.  Mr. Guan is not compensated by the Company, and he is not an employee or executive officer of the Company, and he has no family relationship to Khurram Ijaz, the Company’s other director, sole officer and controlling shareholder.”

Summary Compensation Table, page 35

12.

We note the addition of a footnote “(2)” to the table, but are unable to find the footnote in the table.  Please advise or revise.

Company response:  The Company has deleted the footnote “(2)” as it was inadvertently added to the Form S-1.

Index to Financial Statements, page F-l

13.

Please monitor the requirement to provide financial statements complying with Rule 8-08 of Regulation S-X and corresponding updated disclosures throughout your filing.

Company response:  The Company acknowledges such requirement and has added its financial statements for the quarter ended June 30, 2011 to the Form S-1.

Balance Sheets, page F-12

14.

We note the title you added to your Balance Sheets in response to prior comment 14 reads ‘Oil and gas properties full cost of method accounting.  Please revise this description to refer instead to the ‘full cost method of accounting.’  In addition, it appears the sub-total for this line item was inadvertently excluded, resulting in a total of $4,000 for both ‘Proven properties’ and ‘Unproven properties.’  Since you have no oil or gas reserves, it appears that the $4,000 reflects costs incurred for ‘Unproven properties.’  Please revise your presentation as necessary.

Company response:  The Company has made such revisions to page F-12.

Statements of Cash Flows, page F-14

15.

We note the revisions you made to your Statements of Cash Flows in response to prior comment 15 resulted in your re-labeling certain operating activities as investing activities.  Refer to ASC 230 for guidance on classifying cash receipts and payments as either operating, investing, or financing activities and ASC 230-10-55-13 for an illustration of a statement of cash flows prepared using the indirect method, and revise your Statements of Cash Flows to comply with the applicable guidance.

Company response:  The Company has made such revisions to page F-14.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo